EXHIBIT 99.12

CONSENT OF EXPERT

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case, where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2024, and (ii) the Registration Statements on Form S-8 (File Nos. 333-257489 and 333-271496), in each case, of Centerra Gold Inc.

/s/ Andrey Shabunin
By: Andrey Shabunin
General Manager, Öksüt Mine
Centerra Gold Inc.

Dated: March 27, 2025